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                 February 6, 2023

       Darren Marks
       Chief Executive Officer
       Grom Social Enterprises, Inc.
       2060 NW Boca Raton Blvd., Suite #6
       Boca Raton, FL 33431

                                                        Re: Grom Social
Enterprises, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed February 2,
2023
                                                            File No. 333-269540

       Dear Darren Marks:

              This is to advise you that we have not reviewed and will not review your registration statement.

              Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447, or in his absence, Josh
       Shainess, Legal Branch Chief, at (202) 551-7951, with any questions. If you require further assistance, please contact Larry Spirgel, Office Chief, at (202)
551-3815.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Joseph Lucosky